(EMULEX LETTERHEAD)
April 26, 2006
VIA EDGAR AND FAX
Stephen Krikorian
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington D. C. 20549
Re:	Emulex Corporation (File No. 001-31353) Form 10-K for the fiscal year ended July 3, 2005 Form 10-Q for the fiscal quarters ended October 2, 2005 and January 1, 2006
Dear Mr. Krikorian:
     On behalf of Emulex Corporation (the “Company” or “Emulex”), I am providing a supplemental response to your letter dated April 10, 2006 relating to the above-referenced annual and quarterly reports.
     As mentioned in a voice mail to Christopher White, Staff Accountant, by our outside counsel, the enclosed response restates our response to comment 3 contained in our April 25, 2006 letter in order to correct certain errors relating to the reclassification of amortization expense. In particular, in preparing the sample financial statements for our April 25, 2006 response, we inadvertently reclassified the amortization associated with patents acquired in a business combination from operating expenses to cost of goods sold, in addition to the core and developed technology intangible assets acquired. Our intention was to reclassify only the amortization of our core and developed technology assets acquired in business combinations in accordance with your recommendation. We apologize for the inconvenience this may have caused and enclose our revised response to comment 3 from your April 10, 2006 letter.
Form 10-K for Fiscal Year Ended July 3, 2005
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Fiscal 2005 versus Fiscal 2004
Consolidated Statement of Operations, page 54

3.	Comment:
Your response to prior comment number 4 confirms that your products include intangible assets related to core technology which are being amortized in the income statement. Therefore, as your products sales include such technology, it appears that the appropriate line-item within continuing operations for this amortization should be cost of sales. In this regard, we note your reference to paragraph 42 of SFAS 142, and that this literature requires classification of amortization expense “as deemed appropriate for each entity.” This guidance does not support classifying the amortization expense simply based on an entity’s “policy election” without considering the nature of the charge. As your acquired technology is part of your cost of sales, it appears that based on the nature of this charge it should be classified in the cost of sales section. We further note your response references the guide of SAB Topic 11.B. Since you are presenting a gross profit line item in your statements of operations, in MD&A and in Note 16 — Quarterly Financial Data, the amortization charge must be included in cost of sales to properly present your gross profit. Revise or provide an analysis using SAB 99 that supports your conclusion not to amend prior Exchange Act Filings to properly present your gross profit.
Response:
In response to the Staff’s comments, the Company proposes to reclassify this amortization expense to cost of sales in future filings and to enhance our footnote disclosure. In order for the Staff to better understand the effect the reclassification will have on future filings, for your convenience, we have attached statements of operations which present the reclassified amounts compared to the previous presentation for the periods impacted by the reclassification. Those periods are the years ended June 27, 2004 and July 3, 2005, the three months ended January 1, 2006 and October 2, 2005, and the six months ended January 1, 2006. In future filings we will also reclassify statement of operations and related Disclosures in Management’s Discussion and Analysis to conform to the current presentation as necessary.
Additionally, the Company will amend its intangible assets footnote (currently footnote 7) in future filings to clarify where amortization expense of intangibles is classified in the statement of operations. The proposed changes to the footnote are presented in brackets and italics to assist in more clearly identifying them for purposes of this response.
“Goodwill related to the purchase of Vixel in 2004 and the purchase of Giganet in 2001. Core technology and patents relate to the purchase of Vixel and Giganet and to the purchase of the technology assets of Trebia Corporation for $2.1 million in October 2003. All other intangible assets subject to amortization relate to the purchase of Vixel. [The amortization expense associated with core technology and developed technology is included within the cost of sales line item in the Statement of Operations. The amortization expense associated with patents, customer relationships, tradename and covenants not-to-compete is included in the amortization of other intangibles line item which is within operating expenses.]”

“Aggregated amortization expense for these intangibles for the years 2006, 2005 and 2004, was $XX.X million, $26.2 million and $19.1 million, respectively, [of which $X.X million, $14.8 million and $11.5 million of amortization expense related to core technology and developed technology, respectively has been included in cost of sales within the Statement of Operations.]”
     Please do not hesitate to call me if you have any further comments or questions regarding this response.

Very truly yours, Emulex Corporation
By:	/s/ Michael J. Rockenbach
Michael J. Rockenbach, Chief Financial Officer

cc:	Christopher White, Staff Accountant Paul F. Folino Randall Wick Natalie Smith Mark Clemens Robert M. Steinberg

Emulex
Proposed Income Statement Changes
Reclassification of Purchased Intangible Assets Amortization Expense to Cost of Sales
Form 10-K, Fiscal Years 2005 and 2004 — REVISED

	As Presented		As Revised
Description	2005	2004	2005	2004

Net Revenues	$375,653	$364,422	$375,653	$364,422
Cost of Sales	139,682	131,803	154,530	143,311

Gross Profit	235,971	232,619	221,123	221,111

Operating Expenses:

Engineering and development	79,971	73,211	79,971	73,211
Selling and Marketing	32,441	28,035	32,441	28,035
General and administrative	11,636	18,815	11,636	18,815
Amortization of intangibles	26,162	19,093	11,314	7,585
Impairment of goodwill	1,096	583,499	1,096	583,499
In-process research and development	—	11,400	—	11,400

Total operating expenses	151,306	734,053	136,458	722,545

Operating income (loss)	84,665	(501,434)	84,665	(501,434)

Nonoperating income:
Interest income	13,106	9,149	13,106	9,149
Interest expense	(4,202)	(4,754)	(4,202)	(4,754)
Gain on repurchase of convertible subordinated notes	20,514	2,670	20,514	2,670
Other income (expense), net	(2,273)	109	(2,273)	109

Total nonoperating income	27,145	7,174	27,145	7,174

Income (loss) before income taxes	111,810	(494,260)	111,810	(494,260)

Income tax provision	40,221	38,062	40,221	38,062

Net income (loss)	$71,589	$(532,322)	$71,589	$(532,322)

Net income (loss) per share:
Basic	$0.86	$(6.47)	$0.86	$(6.47)

Diluted	$0.80	$(6.47)	$0.80	$(6.47)

Number of shares used in per share computations:
Basic	82,819	82,293	82,819	82,293

Diluted	92,970	82,293	92,970	82,293

Emulex
Proposed Income Statement Changes
Reclassification of Purchased Intangible Assets Amortization Expense to Cost of Sales
Form 10-Q, Six months ended January 1, 2006 — REVISED

	As Presented	As Revised
Description	January 1, 2006	January 1, 2006

Net Revenues	$214,647	$214,647
Cost of Sales	79,861	87,161

Gross Profit	134,786	127,486

Operating Expenses:

Engineering and development	44,190	44,190
Selling and Marketing	17,211	17,211
General and administrative	11,848	11,848
Amortization of intangibles	12,757	5,457
Impairment of goodwill	—	—

Total operating expenses	86,006	78,706

Operating income	48,780	48,780

Nonoperating income:
Interest income	8,538	8,538
Interest expense	(1,246)	(1,246)
Gain on repurchase of convertible subordinated notes	—	—
Other income (expense), net	(20)	(20)

Total nonoperating income	7,272	7,272

Income before income taxes	56,052	56,052

Income tax provision	22,407	22,407

Net income	$33,645	$33,645

Net income per share:
Basic	$0.40	$0.40

Diluted	$0.38	$0.38

Number of shares used in per share computations:
Basic	83,609	83,609

Diluted	91,115	91,115

Emulex
Proposed Income Statement Changes
Reclassification of Purchased Intangible Assets Amortization Expense to Cost of Sales
Form 10-Q, Three months ended January 1, 2006 — REVISED

	As Presented	As Revised
Description	January 1, 2006	January 1, 2006

Net Revenues	$110,268	$110,268
Cost of Sales	41,712	45,359

Gross Profit	68,556	64,909

Operating Expenses:

Engineering and development	22,335	22,335
Selling and Marketing	9,254	9,254
General and administrative	5,904	5,904
Amortization of intangibles	6,373	2,726
Impairment of goodwill	—	—

Total operating expenses	43,866	40,219

Operating income	24,690	24,690

Nonoperating income:
Interest income	4,792	4,792
Interest expense	(622)	(622)
Gain on repurchase of convertible subordinated notes	—	—
Other income (expense), net	(18)	(18)

Total nonoperating income	4,152	4,152

Income before income taxes	28,842	28,842

Income tax provision	11,633	11,633

Net income	$17,209	$17,209

Net income per share:
Basic	$0.21	$0.21

Diluted	$0.19	$0.19

Number of shares used in per share computations:
Basic	83,821	83,821

Diluted	91,266	91,266

Emulex
Proposed Income Statement Changes
Reclassification of Purchased Intangible Assets Amortization Expense to Cost of Sales
Form 10-Q, Three months ended October 2, 2005 — REVISED

	As Presented	As Revised
Description	October 2, 2005	October 2, 2005

Net Revenues	$104,379	$104,379
Cost of Sales	38,149	41,802

Gross Profit	66,230	62,577

Operating Expenses:

Engineering and development	21,855	21,855
Selling and Marketing	7,957	7,957
General and administrative	5,944	5,944
Amortization of intangibles	6,384	2,731
Impairment of goodwill	—	—

Total operating expenses	42,140	38,487

Operating income	24,090	24,090

Nonoperating income:
Interest income	3,746	3,746
Interest expense	(624)	(624)
Gain on repurchase of convertible subordinated notes	—	—
Other income (expense), net	(2)	(2)

Total nonoperating income	3,120	3,120

Income before income taxes	27,210	27,210

Income tax provision	10,774	10,774

Net income	$16,436	$16,436

Net income per share:
Basic	$0.20	$0.20

Diluted	$0.19	$0.19

Number of shares used in per share computations:
Basic	83,398	83,398

Diluted	90,825	90,825